Filed Pursuant to Rule 433
Registration Statement No. 333-117772
August 2, 2006
BellSouth Corporation
Floating Rate Notes due 2008

Issuer:	BellSouth Corporation
Size:	$ 1,200,000,000.00
Maturity:	August 15, 2008
Coupon:	3 Month LIBOR Telerate plus 0.10%
Price to Public:	100.000% of face amount
Proceeds (Before Expenses) to Issuer:	$ 1,197,900,000.00 (99.825%)
Interest Payment and Reset Dates:	February 15, May 15, August 15 and November 15, commencing November 15, 2006
Day Count Convention:	Actual/360
Trade Date:	August 2, 2006
Settlement Date:	August 7, 2006 (T+3)
Denominations	Minimum of $1,000 with increments of $1,000 thereafter
Underwriters:	Joint Bookrunners:
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Co-managers:
Barclays Capital Inc.
Lehman Brothers Inc.
Morgan Stanley & Co. Incorporated
Greenwich Capital Markets, Inc.
Wachovia Capital Markets, LLC
The Williams Capital Group, L.P.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at 1 (866) 471-2526 or J.P. Morgan Securities Inc. collect at 1-212-834-4533.
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